UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson acquires Credly

Acquisition enhances Pearson's presence in the fast-growing Workforce Skills sector.

LONDON: 31 January 2022 - Pearson plc, (FTSE:PSON), the world's leading learning company, today announces that it has acquired Credly, the market leader in digital credentials and certifications for the workforce.

The acquisition of Credly, in which Pearson already had a c.20% stake, expands its current presence in the fast-growing workforce skills sector, bringing together workforce analytics, learning, assessment and credentialing services to meet the needs of learners and employers in a rapidly changing global economy. It further expands Pearson's digital footprint and accelerates Pearson's focus on growth.

Credly offers an easy-to-use platform for organisations, companies, educational institutions and learners to award trusted digital credentials that verify an individual's skills and help connect them with the right opportunities. The company's talent mobility solutions help businesses recruit, engage and develop their workforce, with a skills-based approach to talent management that operates at enterprise scale. More than 2000 organisations use Credly and since its inception, the company has issued over 50 million credentials to 25 million people, making it the world's largest professional credentialing business.

The acquisition comes at a time of increasing demand for digital credentials to recognise skills and certifications in a global talent market valued at c.$400bn. Over the last year, Credly has added nearly 1,000 new organisations to its network, expanded its density of skill coverage in key segments of the labour market and maintained net renewal rates of well over 100%*.

Andy Bird, Chief Executive of Pearson, said: "The Credly acquisition is another important step in accelerating our strategy in the workforce skills market and in building connectivity across the entire Pearson portfolio. The growing skills gap is putting enormous pressure on the labour market, making verified credentials more essential than ever before."

"We originally invested in Credly in 2018 because we recognized its potential and have been impressed with the strong management team and their deep understanding of the talent market. Credly complements our other recent acquisition - Faethm - to address the full learner journey, enabling us to work with employers and employees to identify skills needs, provide learning to address those needs and offer trusted credentialing to prove proficiency."

Jonathan Finkelstein, founder and CEO of Credly, said: "This exciting move combines Credly's expertise in the skills economy with the global scale, learning expertise and financial strength of Pearson. Joining forces accelerates the realisation of our vision to build a world where every person can achieve their full potential based on their verified skills and where organisations can make better human capital decisions and build more equitable workforces using trusted information about what people know and can do."

The combination of Credly and Pearson will create a powerful solution in the global workforce skills sector. The acquisition follows Pearson's 2021 purchase of Faethm, the strategic workforce AI and predictive analytics platform. These businesses will sit at the heart of Pearson's Workforce Skills division, complementing Pearson's existing expertise in reskilling and workforce learning. This will enable the Company to serve employers and learners together in a single ecosystem: helping employers to understand labour market dynamics and future proof their workforces whilst helping workers gain the skills needed to boost their employability prospects.

The purchase price for Credly, including Pearson's existing stake, represents a total value of $200m, which will be funded from Pearson's existing cash and available liquidity. This comprises a total upfront consideration of c.$140m, Pearson's existing stake valued at c.$40m and a deferred consideration.

In the year ending December 2021, Credly grew revenues by 47% to $13.3m, and have delivered CAGR revenue growth of 42% from 2019-2021.

* Net retention rates includes upselling to existing customers enabling a >100% retention rate.

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Contacts

Investor Relations Jo Russell +44 (0) 7785 451 266
Media Tom Steiner +44 (0) 7787 415 891/ Gemma Terry +44 (0) 7841 363 216
Teneo Charlie Armitstead +44 (0) 7703 330 269

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations, and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national, and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/corporate/investors.html).

Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

About Pearson
Learning is the most powerful force for change in the world. More than 20,000 Pearson employees deliver our products and services in nearly 200 countries, all working towards a common purpose - to help everyone achieve their potential through learning. We do that by providing high quality, digital content and learning experiences, as well as assessments and qualifications that help people build their skills and grow with the world around them. We are the world's leading learning company. Learn more at pearsonplc.com

About Credly
Credly is helping the world speak a common language about people's knowledge, skills and abilities. Thousands of employers, training organisations, associations, certification programmes and workforce development initiatives use Credly to help individuals translate their learning experiences into professional opportunities using trusted, portable, digital credentials. Credly empowers organisations to attract, engage, develop and retain talent with enterprise class tools that generate data-driven insights to address skills gaps and highlight opportunities through an unmatched global network of credential issuers. Credly.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 31 January 2022
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary